Exhibit 99.1

For Immediate Release: May 4, 2023

Attention: Business Editors

VERSABANK ANNOUNCES DRT CYBER INC. APPOINTMENTS:
GURPREET SAHOTA TO PRESIDENT AND LAURA YOUNG TO CFO

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced Gurpreet Sahota has been appointed President of its wholly owned subsidiary, DRT Cyber Inc. (“DRTC”). Based in Washington, D.C., DRTC was created by VersaBank to safeguard its digital infrastructure and to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

In his position as President, Mr. Sahota will be responsible for overseeing the execution of the DRTC’s growth strategy, including new product development, in particular for that of DRTC’s cybersecurity services division, Digital Boundary Group. In his new role, Mr. Sahota will continue to maintain oversight of the Bank’s digital infrastructure through the Bank’s cybersecurity services contracted with DRTC.

For the last 5 years, Mr. Sahota has served as Chief Cyber Architect of VersaBank, where among many achievements, he oversaw the development of the world’s first digital safety deposit box, VersaVault. In addition to this he has led the growth and expansion of DRTC, through the development and successful launch of DRTC’s anti-spam platform, RAVEN and integrating highly trusted and capable Penetration Testing services, serving hundreds of customers across North America and beyond. Prior to joining VersaBank, Mr. Sahota spent 16 years with Blackberry, culminating in his position as Principal Architect of Cyber Security. Prior thereto, Mr. Sahota worked with 3COM and the British Ministry of Defense. Mr. Sahota is both a Certified Information Systems Security Professional (CISSP) and Certified Cloud Security Professional.

The Bank also announced that Laura Young, CPA, CGA has been appointed Chief Financial Officer of DRTC. For the last nearly five years, Ms. Young has served as Director of Finance for DRTC division, Digital Boundary Group, where she has been instrumental in supporting the growth of the business. Prior thereto, Ms. Young held increasingly senior finance and accounting roles with private companies, including Controller of ON Communication Inc. Ms. Young began her career with Deloitte & Touche LLP.

“These appointments come at an important time for DRTC as we look to accelerate the growth of our cybersecurity services subsidiary amidst today’s world of ever-increasing and more sophisticated cyber threats,” said David Taylor, President and Chief Executive Officer, VersaBank. “With one of the leading suites of cybersecurity offerings in North America, and a Who’s-Who client list of business, government and critical infrastructure entities, DRTC represents a significant opportunity to generate incremental value for VersaBank shareholders, alongside that which we expect from the continued strong growth from our core Digital Banking operations. With one of the foremost globally recognized cybersecurity minds at the helm of DRTC in Mr. Sahota, and Ms. Young leading the finance group, we look forward to watching this business achieve its full potential.”

“The greatest threat to business and government, and every nation’s security and economy, is what I call the 'digital forevermore' -- the never-ending vulnerability that results from the necessity of operating in a digital world,” said Governor Tom Ridge, Chair of DRTC and the first U.S. Secretary of Homeland Security. “VersaBank’s DRTC is a leader in helping today’s organizations – public and private, large and small – stay safe from the constant threat of cyber criminals. I congratulate Mr. Sahota and Ms. Young on their appointments and have every confidence in their ability to successfully lead the growth of the business.”

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual management’s discussion and analysis (“MD&A”) for the year ended October 31, 2022.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related MD&A is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the MD&A or made from time to time by the Bank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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